UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated August 28, 2023, announcing the Company’s dividend and earnings report for the first half and second quarter of 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 28, 2023	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report June 30, 2023 - First half 2023
– The direction of NAT is up

Monday, August 28, 2023

Highlights:

1
The Net income for the first half of 2023 is in excess of $100 million higher than for the same period last year. The net income for the first six months of 2023 totaled $73.7 million compared to the net loss of -$30.9 million during the first six months of 2022. The direction of NAT is unquestionably on the upward path. The numbers for the second quarter of 2023 are included later in this report.

2
It has been decided that the dividend for the second quarter of 2023 will be 13 cents ($0.13) per share, up from a 3 cent dividend in  the same quarter last year. The Dividend is payable October 5, 2023 to shareholders of record as of September 14, 2023. So far in 2023 NAT has declared 43 cents in dividends per share. Higher earnings will result in higher dividends.

3
The average Time Charter Equivalent (TCE) for our spot vessels (15) during the Second quarter of 2023 came in at $43,200 per day per ship. Including vessels on term contracts (4), the total average NAT TCE was $39,300 per day per ship. During the same quarter last year the TCE was $20,080 per day per ship. This is one of the strongest second quarter TCE’s ever achieved in NAT’s 28-year history.

4
Bookings for the third quarter are also on track, indicating a historically strong third quarter. About 57% of our spot voyage days for the third quarter of 2023 have now been booked at an average TCE of $34,800 per day per ship. There is a scarcity of our type of ships, leading to better results and higher dividend.

5
Oil demand continues to be strong. higher interest rates combined with higher oil prices have kept oil inventories low and leaves a limited buffer ahead of the winter. War,  Political uncertainty, a fragmented trade picture and a tight supply of ships offer a set of  interesting dynamics ahead for the NAT oil tankers.

6
NAT has one of the lowest debt levels among publicly listed tanker companies. Our net debt stood at $159.8 million equal to $8.4 million per ship at June 30, 2023. The objective of NAT clearly remains to become free of debt.

7
The NAT fleet of versatile suezmax tankers offers flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels is reducing emissions. Irrespective of age, each individual ship in The NAT fleet is of excellent technical quality, as demonstrated in the vetting statistics.

Sincerely,

Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of end of June 30, 2023 our fleet consist of 19 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the second quarter and first half 2023

For the second quarter 2023 the net income was $26.8 million or an EPS of $0.13. This is an improvement from the same quarter last year, where we recorded a net loss of $4 million or a negative EPS of -$0.02.

The first six months of 2023 produced a Net income of $73.7 million. This is a $104.6 million improvement from the first six months of 2022, that saw a Net loss of -$30.9 million.

The average time charter equivalent (TCE) for our fleet during the second quarter of 2023 came in at $39,300 per day per ship, up from the same quarter last year of $20,080 per day per vessel. The market has continued on a firm note although seasonal softness has been evident in both the second and third quarter of 2023. 57% of our spot voyage days in 3Q 2023 have been booked at an average TCE of $34,800 per day per ship. This number is on a discharge-to-discharge basis. We currently have fifteen of our nineteen vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $159.8 million, which equals $8.4 million per ship based on 19 vessels, as of June 30, 2023.

The details of our two financing arrangements are as follows;

1)	The total outstanding balance to CLMG/Beal Bank, was $107.9 million as of June 30, 2023.
2)	The 5 vessels financed through Ocean Yield have as of June 30, 2023 a total outstanding balance of $173.8 million, including current portion of the debt.
Current portion of long term debt is presented in our balance sheet with a total of $121.2 million net of transaction costs. The number includes the remaining CLMG/Beal Bank facility as the final maturity is February 12, 2024. This number also includes $17.3 million in extra downpayment from earnings generated in the second quarter, to be paid now in August. $14.1 million is related to the Ocean Yield financing. Restricted cash of $5.9 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

For the second quarter of 2023 a cash dividend of 13 cent ($0.13) per share has been declared. This is our 104th consecutive quarterly dividend.

Payment of the dividend will be on October 5, 2023, to shareholders of record on September 14, 2023.

World Economy and the Tanker Market

Oil demand continues to be strong, but higher interest rates combined with higher oil prices has not stimulated building of oil inventories and leaves a limited buffer ahead of the winter. Add to this; war,  political uncertainty, a fragmented trade picture with logistical inefficiencies and a tight supply of ships, and we see interesting dynamics ahead for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far this year, the trend supports future earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 578 vessels as of June 30, 2023. With a fairly high ordering activity during the quarter, the orderbook for Suezmax tankers now counts 42 vessels (7% of the world suezmax fleet). Only two vessels remaining to be delivered this year, only 6 for 2024, 20 in 2025 and the rest in 2026 and 2027. For comparison, there were 32 Suezmax tankers delivered in 2022 alone. The fleet growth for the coming three years is set to be very muted, potentially negative next year.

The available shipyard capacity has to a large extent been booked by container, gas and drybulk ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2026.

This is very good news for the long term market dynamics in our industry and we could potentially see net negative fleet growth in the conventional suezmax market in the coming two to three years.

All of the above are good news for the short- and long term outlook for our tankers. It is our opinion that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our current fleet of 19 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022
Net Voyage Revenue	67,796	87,094	34,750	154,890	50,271

Vessel Operating Expenses	(15,922)	(13,955)	(16,713)	(29,877)	(33,383)
Depreciation Expenses	(12,726)	(12,723)	(12,515)	(25,449)	(25,389)
Impairment and Gain(Loss) on Disposal of Vessels	0	0	127	0	(1,146)
General and Administrative Expenses	(5,002)	(5,740)	(3,734)	(10,742)	(9,355)
Operating Expenses	(33,650)	(32,418)	(32,835)	(66,068)	(69,273)
Net Operating Income (Loss)	34,146	54,676	1,916	88,822	(19,002)

Interest Expense	(7,704)	(8,034)	(5,633)	(15,738)	(11,713)
Other Financial Income (Expenses)	367	269	(237)	636	(225)
Total Other Expenses	(7,337)	(7,765)	(5,870)	(15,102)	(11,938)
Net Income (Loss)	26,809	46,911	(3,954)	73,720	(30,940)
Basic and Diluted Earnings (Loss) per Share	0.13	0.22	(0.02)	0.35	(0.16)
Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444	201,038,067	208,796,444	196,118,802
Common Shares Outstanding	208,796,444	208,796,444	202,672,862	208,796,444	202,672,862

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Jun. 30, 2023	Dec. 31, 2022

Cash and Cash Equivalents	96,480	59,583
Restricted Cash	5,934	3,719
Accounts Receivable, Net	27,535	20,474
Prepaid Expenses	5,055	5,975
Inventory	23,234	25,430
Voyages in Progress	9,085	23,997
Other Current Assets	3,364	3,484
Total current assets	170,687	142,662
Vessels, Net	710,118	735,134
Other Non-Current Assets	1,684	2,087
Total Non-Current Assets	711,802	737,221
Total Assets	882,489	879,883

Accounts Payable	1,712	6,960
Accrued Voyage Expenses	9,763	11,315
Other Current Liabilities	8,012	14,439
Dividends Payable	31,319	0
Current Portion of Long Term Debt	121,226	39,700
Total Current liabilities	172,032	72,414
Long-Term Debt	157,507	266,337
Other Non-Current Liabilities	955	1,150
Total Non-current Liabilities	158,462	267,487
Shareholders' Equity	551,995	539,982
Total Liabilities and Shareholders' Equity	882,489	879,883

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Six Months Ended	Twelve Months Ended
Amounts in USD '000	Jun. 30, 2023	Dec. 31, 2022

Net Cash Provided by (Used in) Operating Activities	99,120	24,134

Investment in Vessels	(347)	(5,116)
Investment in Newbuildings	0	(90,301)
Proceeds from Vessel Sales	0	81,074
Net Cash Used in Investing Activities	(347)	(14,343)

Proceeds from Issuance of Common Stock	0	49,096
Proceeds from Vessel Financing	0	88,000
Repayments of Vessel Financing	(6,998)	(11,476)
Repayment of Borrowing Facility	(21,245)	(93,933)
Dividends Distributed	(31,319)	(22,682)
Net Cash Provided by Financing Activities	(59,562)	9,005

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	39,211	18,796
Effect of exchange rate changes on Cash	(99)	(142)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	63,302	44,648
Cash, Cash Equivalents and Restricted Cash at End of Period	102,414	63,302
Cash and Cash Equivalents	96,480	59,583
Restricted Cash	5,934	3,719

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022
Voyage Revenue	99,100	121,434	74,924	220,534	124,179
Voyage Expense	(31,304)	(34,340)	(40,174)	(65,643)	(73,908)
Net Voyage Revenue (1)	67,796	87,094	34,750	154,890	50,271

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022	Dec. 31, 2022
Net Income (Loss)	26,809	46,911	(3,954)	15,101
Interest Expense	7,704	8,034	5,633	27,055
Depreciation Expense	12,726	12,723	12,515	50,421
EBITDA (2)	47,239	67,668	14,194	92,577
Impairment and (Gain) / Loss on Disposal of Vessels	0	0	(127)	(5,691)
ADJUSTED EBITDA	47,239	67,668	14,067	86,886

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm